September 7, 2011

Maryse Mills-Apenteng, Special Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Via Edgar

                Re:          Micro Imaging Technology, Inc.

                                Preliminary Proxy Statement on Schedule 14A

                                Filed August 25, 2011

                                File No. 000-16416

Dear Ms. Mills-Apenteng:

                We are in receipt of your letter, dated September 2, 2011 which contains the Commission’s comments with regard to the above-referenced filing.  Please accept this letter as the Company’s response.

Preliminary Proxy Statement on Schedule 14A

Proposal No. 1

Directors and Nominees for Director

  Please revise to include the disclosure responsive to the recent adoption of the proxy disclosure enhancements in SEC Release Nos. 33-9089 and 33-9089A, available on our website at http://sec.gov/rules/final/2009/33-9089.pdf.  As an example, without limitation, please discuss the specific experience, qualifications, attributes or skills that lead to the conclusion that each director should serve in such capacity, in light of your business and structure.  Refer to Item 401(e)(1) of Regulation S-K.

Response:  The Company has provided additional information about each nominee as required by the above-cited rules.

Executive Compensation

  Your presentation of executive compensation disclosure appears to be outdated.  Please revise to provide disclosure responsive to the current requirements of Item 402 of Regulation S-K for smaller reporting companies.

Response:  A revised compensation disclosure has been provided in the amended filing.

3.     We note further that your disclosure in your Form 10-K for the Fiscal Year Ended October 31, 2010 also fails to comply with the applicable regulations.  Please amend both your Proxy Statement on Schedule 14A and your Form 10-K for the Fiscal Year Ended October 31, 2010 consistent with the above comments.

Response:  The requested amendment to the Company’s Schedule 14A is being filed concurrently with this letter.  The Company will also file an amended 10-K.

                Additionally, in response to your comments and the Company’s responses, the Company acknowledges that:

1.                   The company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                   The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

4.

Thank you for your time and attention to this matter. If you have any questions, please feel free to contact me at any time.

Sincerely,

MICRO IMAGING TECHNOLOGY, INC.

/s/ Michael W. Brennan

Michael W. Brennan,

President